SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

STEWART ENTERPRISES, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

3.125% SENIOR CONVERTIBLE NOTES DUE 2014	3.375% SENIOR CONVERTIBLE NOTES DUE 2016
(Title of Class of Securities)	(Title of Class of Securities)

860370AH8	860370AK1
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Aaron G. Foley
Vice President
Stewart Enterprises, Inc.
c/o Service Corporation International
1929 Allen Parkway
Houston, Texas  77019
Tel.: (713) 702-8930
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With a Copy to:

John A. Marzulli, Jr., Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Tel.: (212) 848-8590

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)(3)
$131,746,163.00	$16,969.00

(1)
Estimated for purposes of calculating the filing fee only.  This amount is calculated as the sum of (a) the aggregate outstanding principal amount of the 3.125% Senior Convertible Notes Due 2014 and 3.375% Senior Convertible Notes due 2016 (together the “Notes”), plus (b) accrued and unpaid interest on the Notes to but not including February 4, 2014, the anticipated repurchase date.

(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of value.

(3)	Previously paid.

☒
Check the box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,969.00	Form or Registration No.: Schedule TO
Filing Party: Stewart Enterprises, Inc.	Date Filed: December 5, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on December 5, 2013 (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) by Stewart Enterprises, Inc., a Louisiana corporation (the “Company”), as previously amended and supplemented by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed on December 30, 2013. The Schedule TO relates to the offer (the “Offer”) by the Company to purchase for cash all of its outstanding 3.125% Senior Convertible Notes due 2014 (the “2014 Notes”) and 3.375% Senior Convertible Notes due 2016 (the “2016 Notes” and together with the 2014 Notes, the “Notes”) upon the terms and subject to the conditions set forth in (1) the Indenture, dated as of June 27, 2007 (as amended, supplemented or otherwise modified, the “2014 Indenture”), among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, under which the Company issued the 2014 Notes; (2) the Indenture, dated as of June 27, 2007 (as amended, supplemented or otherwise modified, the “2016 Indenture” and together with the 2014 Indenture, the “Indentures”), among the Company, the guarantors named therein and U.S. Bank National Association, as trustee (the “Trustee”), under which the Company issued the 2016 Notes; (3) the Notes; (4) the Notice of Anticipated Fundamental Change and Offer to Repurchase and Fundamental Conversion Notice, dated December 4, 2013, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Repurchase”); and (5) the First Supplement to the Offer to Repurchase, dated December 30, 2013, filed as Exhibit (a)(1)(A)(i) to Amendment No. 1 (the “Supplement”).

The Schedule TO, as supplemented and amended by Amendment No. 1 and this Amendment No. 2, is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the extent applicable. Following the completion of the merger of a wholly-owned subsidiary of Service Corporation International, a Texas corporation (“SCI”) with and into the Company, the Notes are convertible only for cash and are no longer “equity securities” as defined under Section 3(a)(11) of the Exchange Act, and as a result, Rule 13e-4 is no longer applicable to the Offer. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Schedule TO, Amendment No. 1, the Offer to Repurchase and the related Letter of Transmittal (in each case, as amended by the Supplement) is incorporated in this Amendment No. 2 by reference, except for that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 2 is being filed by the Company and amends and supplements certain provisions of the Schedule TO, as amended and supplemented by Amendment No. 1, to the extent set forth herein.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

“The Offer expired on the scheduled Expiration Time at 5:00 p.m., New York City time, on February 3, 2014.  The Company has been advised by the Trustee and Paying Agent that no Notes were tendered into the Offer prior to the Expiration Time.

The Company has been advised by the Trustee and Conversion Agent that $86,271,000 principal amount of the 2014 Notes and $44,965,000 principal amount of the 2016 Notes were validly surrendered for conversion in connection with the Merger prior to the Expiration Time, representing approximately 99.8% of the 2014 Notes and 99.7% of the 2016 Notes outstanding prior to the Merger.”

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)
The Notice of Anticipated Fundamental Change and Offer to Repurchase and Fundamental Conversion Notice, dated December 5, 2013. Incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO, filed on December 5, 2013.

(a)(1)(A)(i)
The First Supplement to Notice of Anticipated Fundamental Change and Offer to Repurchase and Fundamental Conversion Notice, dated December 30, 2013. Incorporated by reference to Exhibit (a)(1)(A)(i) to Amendment No. 1, filed on December 30, 2013.

(a)(1)(B)	Form of Letter of Transmittal. Incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO, filed on December 5, 2013.

(a)(1)(C)	Form of Notice of Guaranteed Delivery. Incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO, filed on December 5, 2013.

(a)(1)(D)	Form of Notice of Withdrawal. Incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO, filed on December 5, 2013.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial banks, Trust Companies and Other Nominees. Incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO, filed on December 5, 2013.

(a)(1)(F)	Form of Letter to Clients. Incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO, filed on December 5, 2013.

(b)	None.

(d)(1)	The 2014 Indenture. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed on June 27, 2007

(d)(2)	The 2016 Indenture. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed on June 27, 2007.

(d)(3)
First Supplemental Indenture, dated as of December 23, 2013, by and among Stewart Enterprises, Inc., the guarantors named therein and U.S. Bank National Association, as trustee (relating to the 2014 Notes).  Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed on December 23, 2013.

(d)(4)
First Supplemental Indenture, dated as of December 23, 2013, by and among Stewart Enterprises, Inc., the guarantors named therein and U.S. Bank National Association, as trustee (relating to the 2016 Notes).  Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed on December 23, 2013.

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2014	Stewart Enterprises, Inc.

	By:	/s/ Aaron Foley
	Name:	Aaron Foley
	Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)
The Notice of Anticipated Fundamental Change and Offer to Repurchase and Fundamental Conversion Notice, dated December 5, 2013. Incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO, filed on December 5, 2013.

(a)(1)(A)(i)
The First Supplement to Notice of Anticipated Fundamental Change and Offer to Repurchase and Fundamental Conversion Notice, dated December 30, 2013. Incorporated by reference to Exhibit (a)(1)(A)(i) to Amendment No. 1, filed on December 30, 2013.

(a)(1)(B)	Form of Letter of Transmittal. Incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO, filed on December 5, 2013.

(a)(1)(C)	Form of Notice of Guaranteed Delivery. Incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO, filed on December 5, 2013.

(a)(1)(D)	Form of Notice of Withdrawal. Incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO, filed on December 5, 2013.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial banks, Trust Companies and Other Nominees. Incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO, filed on December 5, 2013.

(a)(1)(F)	Form of Letter to Clients. Incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO, filed on December 5, 2013.

(b)	None.

(d)(1)	The 2014 Indenture. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed on June 27, 2007

(d)(2)	The 2016 Indenture. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed on June 27, 2007.

(d)(3)
First Supplemental Indenture, dated as of December 23, 2013, by and among Stewart Enterprises, Inc., the guarantors named therein and U.S. Bank National Association, as trustee (relating to the 2014 Notes). Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed on December 23, 2013.

(d)(4)
First Supplemental Indenture, dated as of December 23, 2013, by and among Stewart Enterprises, Inc., the guarantors named therein and U.S. Bank National Association, as trustee (relating to the 2016 Notes). Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed on December 23, 2013.

(g)	None.

(h)	None.